SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 10-C

               Report by Issuer of Securities Quoted on NASDAQ
                         Interdealer Quotation System

   Filed Pursuant to Section 13 or 15(d) of the Securities Exchange Act of
                  1934 and Rule 13a-17 or 15d-17 thereunder

                             AEL INDUSTRIES, INC.
                (Exact name of issuer as specified in charter)

              305 Richardson Road, Lansdale, Pennsylvania  19446
                   (Address of principal executive offices)


       Issuer's telephone number, including area code:  (215/822-7272)

          1.   CHANGE IN NUMBER OF SHARES OUTSTANDING
     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security:  Class A Common Stock, $1.00 par value per share
                         Class B Common Stock, $1.00 par value per share
2.   Number of shares outstanding before the change:   Class A Common Stock
                                                            - 3,675,613
                                                       Class B Common Stock
                                                            - 396,461
3.   Number of shares outstanding after the change:    Class A Common Stock
                                                            - 0
                                                       Class B Common Stock
                                                            - 0
4.   Effective date of change:     February 22, 1996

5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock
for treasury, etc.):     merger

     Give brief description of transaction: Merger of Tracor AEL, Inc., a wholly-owned subsidiary of Tracor, Inc., into the Company with the Company as the surviving entity. All of the outstanding Class A and Class B Common Stock of the Company was exchanged for cash in the amount of $24.25 per share. All of the outstanding stock of Tracor AEL, Inc. was converted into 1000 shares of common stock of the Company, par value $1.00, comprising all of the stock of the Company and making the Company a wholly-owned subsidiary of Tracor, Inc.

                         II.  CHANGE IN NAME OF ISSUER
                                Not applicable.

Date:  February 22, 1996                AEL INDUSTRIES, INC.

                                        By:/s/ George R. Melton
                                        Name:  George R. Melton
                                        Title:  President